One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8758

www.alston.com

Justin R. Howard	Direct Dial: 404-881-7758	Email: justin.howard@alston.com

August 5, 2016

VIA EDGAR

Ms. Kim McManus

Senior Attorney – Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	ZAIS Financial Corp.

Amendment No. 2 to Registration Statement on Form S-4

Filed July 19, 2016

File No. 333-211251

Form 10-K for Fiscal Year Ended December 31, 2015

File No. 001-35808

Dear Ms. McManus:

On behalf of our client, ZAIS Financial Corp., a Maryland corporation (“ZAIS Financial” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 2, 2016 in connection with your review of Amendment No. 2 to the Registration Statement on Form S-4, File No. 333-211251 and the Form 10-K for the fiscal year ended December 31, 2015 filed by ZAIS Financial on March 10, 2016. For ease of reference, the text of each of the Staff’s comments is set forth in this letter in bold with our response immediately following each bolded comment. Concurrently with the submission of this letter, the Company has filed with the Commission Amendment No. 3 to the Form S-4 to reflect these comments and other changes to the Form S-4.

Amendment No. 2 to Registration Statement on Form S-4 Filed July 19, 2016

Exhibit 5.1

1.	We note the assumption contained in paragraph 6 on page 2 of the opinion. Please confirm that you will file an appropriately unqualified opinion by post-effective amendment or on Form 8-K or Form 6-K, to the extent such filings are incorporated by reference into the registration statement, no later than the closing date of the exchange offer. Refer to Staff Legal Bulletin No. 19.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

In response to the Staff’s comment, we hereby confirm that the Company will file an appropriately unqualified opinion by post-effective amendment or on Form 8-K, to the extent such filings are incorporated by reference into the registration statement, no later than the closing date.

ZAIS Financial Corp. Form 10-K for the year ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 80

Note 2. Summary of Significant Accounting Policies, page 86

Revenue Recognition, page 91

Mortgage Loans Held for Investment, at Fair Value, page 91

2.	We note your response to comment 14 and your proposed revised disclosure. Please clarify for us and further revise your disclosure to describe in more detail your methodology for allocating a portion of the change in fair value to interest income. Please provide us an example of your proposed disclosure.

In response to the Staff’s comment, the Company uses the effective interest method to calculate the interest to be reclassified to the interest income line in the consolidated statement of operations. An effective interest rate is calculated based on the carrying amount of the loan and future expected cash flows over the life of the loan to provide a level-yield. The level-yield is the discount rate that equates all the cash flows expected to be collected with the carrying amount of the loan. The interest income amount is calculated by multiplying the level-yield by the carrying amount of the loan. The result is reclassified from the change in unrealized gain/loss to interest income in the consolidated statement of operations. The Company updates its cash flow projections for the loans each quarter, and applies this same methodology each reporting period. Pursuant to the Staff’s oral request, an example calculation is set forth as Exhibit A to this letter.

  In response to the Staff’s comment, in future 10-K filings, the Company proposes to include the following disclosure within its Summary of Significant Accounting Policies footnote (added disclosure is underlined):

Mortgage Loans Held for Investment, at Fair Value

Pursuant to the Company's policy for separately presenting interest income on mortgage loans, the Company follows acceptable methods under U.S. GAAP for reclassifying a portion of the change in fair value of certain mortgage loans held for investment to interest income.

The Company has elected the fair value option on its mortgage loans held for investment under ASC 825-10. As a result of the fair value option election, all changes in the fair value of the mortgage loans held for investment are recorded through earnings. The fair value accounting guidance does not provide guidance on the geography for items measured at fair value under the fair value option, including how to present interest income. As a result, the Company has applied the guidance for interest income methodologies set out below. These methodologies result in interest income recognition on these loans that is consistent with the interest income that would have been recognized had the Company not elected the fair value option. Any remaining change in the fair value of the loans that has not been reflected in interest income is reflected in the change in unrealized gain/loss in the in the consolidated statement of operations.

2

When the Company purchases mortgage loans which are held for investment and which have shown evidence of credit deterioration since origination and management determines that it is probable the Company will not collect all contractual cash flows on those loans, the Company applies the guidance that addresses accounting for differences between contractual cash flows and cash flows expected to be collected if those differences are attributable to, at least in part, credit quality.

Interest income is recognized on a level-yield basis over the life of the loan as long as cash flows can be reasonably estimated. The level-yield is the discount rate that equates all the cash flows expected to be collected with the carrying amount of the loan. The level-yield is determined by the excess of the Company's initial estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the Company's initial investment in the mortgage loan (accretable yield). The amount of interest income to be recognized cannot result in a carrying amount that exceeds the payoff amount of the loan. The excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) will not be recognized as an adjustment of yield.

On a quarterly basis, the Company updates its estimate of the cash flows expected to be collected. For purposes of interest income recognition, any subsequent increases in cash flows expected to be collected are generally recognized as prospective yield adjustments (which establishes a new level yield) and any subsequent decreases in cash flows expected to be collected are recognized as an impairment to be recorded through change in unrealized gain or loss in the consolidated statements of operations.

Income recognition is suspended for a loan when cash flows cannot be reasonably estimated.

Interest income on newly originated mortgage loans which are purchased by the Company and held for investment, is accrued based on the effective yield method on the outstanding principal balance and their contractual terms. Premiums and discounts associated with these mortgage loans at the time of purchase are amortized into interest income over the life of such loan using the effective yield method and adjusted for actual prepayments.

$XXX and $XXX of interest income recognized on these loans was reclassified from change in unrealized gain/loss on loans held for investment for the twelve months ended December 31, 2016 and the year ended December 31, 2015, respectively.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (202) 239-3345.

Sincerely,

/s/ Justin R. Howard

Justin R. Howard

cc:	Becky Chow
Jennifer Monick
Rahul K. Patel
Securities & Exchange Commission

Michael Szymanski
ZAIS Financial Corp.

Scott M. Freeman
Christopher J. Restad
Sidley Austin LLP

3

Exhibit A

												Calculation of Effective Yield
	Par of loan		$ 100,000									Simple assumed cash flows of 348 pymts of 536.82
	Term		30 years									1/1/2016	(80,000.00)
	Coupon		5%									1/31/2016	536.82
	Quarterly P&I Pymts		1,610.46									2/29/2016	536.82
	Purchase price of loan		$ 80,000	purchased after year 1 of loan being originated								3/31/2016	536.82
	Effective Yield		7.21%										………..
	the effective yield is the discount rate that equates all cash flows expected to be collected with the purchase price of the loan											10/31/2044	536.82
												11/30/2044	536.82
												12/31/2044	536.82
												Effective Yield	7.21%

	Calculation of Interest Income Component of the Change in Fair Value
	Cost	Interest Yield	Accretion based on Interest Yield	Actual Payments received	Amortized Cost		Fair Value		Unrealized Gain/Loss (Bal Sheet) after Accretion		Change in Unrealized Gain/Loss (Income Stmt) after Accretion
	A	B	C = A x B	D	E = A + C + D		F		G = F - E
Q1	80,000.00	7.21%	1,441.77	(1,610.46)	79,831.31		150,000.00		70,168.69	X	70,168.69	X
Q2	79,831.31	7.21%	1,438.73	(1,610.46)	79,659.58		142,000.00		62,340.42	Y	(7,828.27)	X + Y

	Journal Entrries for Q1				Debit		Credit
	Unrealized gain/loss			Bal Sheet	70,000.00
	Chg in unrealized gain/loss			Income Stmt			70,000.00	a
	To record fair value chg (FV 150,000 - Cost 80,000)
	Cost			Bal Sheet	1,441.77
	Unrealized gain/loss			Bal Sheet			1,441.77
	Chg in Unrealized gain/loss - income stmt			Income Stmt	1,441.77	b
	Interest Income			Income Stmt			1,441.77		represents interest income component of change in fair value
	To record accretion based on yield
	Cash			Bal Sheet	1,610.46
	Cost			Bal Sheet			1,610.46
	Unrealized gain/loss			Bal Sheet	1,610.46
	Chg in Unrealized gain/loss - income stmt			Income Stmt			1,610.46	c
	To record cash receipt related to loan

							a - b + c = X		70,168.69